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                             November 9, 2022

       Jun Hong Heng
       Chief Executive Officer
       ECARX Holdings Inc.
       16/F, Tower 2, China Eastern Airline Binjiang Center
       277 Longlan Road
       Xuhui District, Shanghai 200041
       People   s Republic of China

                                                        Re: ECARX Holdings Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed November 4,
2022
                                                            File No. 333-267813

       Dear Jun Hong Heng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Recent Developments of ECARX, page 32

   1. We note your discussion of preliminary results for the quarter ended September 30,
                                                        2022. In order to
provide a more balanced presentation, please revise your presentation to also disclose your
estimated expenses and net income/loss for the period in addition to your current
presentation of estimated revenue and cost of revenues.
 Jun Hong Heng
FirstName LastNameJun
ECARX Holdings    Inc. Hong Heng
Comapany 9,
November  NameECARX
             2022        Holdings Inc.
November
Page 2    9, 2022 Page 2
FirstName LastName
Regulation on Foreign Investment, page 232

2. We note your statement that the research and manufacture of certain automobile devices in China falls within the encouraged category for foreign investment. Please revise your filing to clarify the practical effect to you of this designation.

Unaudited Pro Forma Condensed Combined Financial Information
Ownership, page 261

3. Refer to Adjustment (E). Since the Lotus Note will be converted into 1,052,632 ECARX
         Class A ordinary shares at closing, please include such shares among Total Ordinary
         Shares Outstanding at Closing (instead of a potential source of dilution).
4. Refer to Adjustment (G). We note hereunder and elsewhere in your filing that the Investor
         Notes will be converted into ECARX Class A ordinary shares at a conversion price of
         US$11.50 per share (up to 5,652,174 ECARX Class A ordinary shares). However, it appears that neither the conversion price nor the conversion shares are stipulated in the
         Investor Note Agreement (October 25, 2022) under Exhibit 10.23. Please cite your basis for the conversion terms, including any addendum to the subject agreement.
Unaudited Pro Forma Combined Statement of Operations
For the Six Months Ended June 30, 2022, page 265

5. We note your response to prior comments 1 and 2. It is unclear why the pro forma condensed combined statements of operations for the interim period and the year ended
         December 31, 2021 do not include autonomous entity adjustments that would remove revenues and cost of revenues associated with the businesses spun off to Hubei
         ECARX VIE, including but not limited to the Daimler contract (AI voice products signed by Hubei ECARX on March 5, 2020), the Internet Map Service of Hubei ECARX,
         mapping activities and ICP License. Please revise and provide clarifications in the accompanying notes, as appropriate.
Adjustments to Unaudited Pro Forma Combined Statement of Operations
4. Loss per Share, page 272

6. Refer to footnote (1). Please revise so that the Pro Forma Shares Outstanding to calculate
         Loss per Share are consistent with the Total Ordinary Shares Outstanding at Closing on page 261. Please note that the shares underlying the Lotus Note and the strategic investments that would be issued at closing would be considered outstanding and not contingently issuable that would have been otherwise antidilutive. Jun Hong Heng
FirstName LastNameJun
ECARX Holdings    Inc. Hong Heng
Comapany 9,
November  NameECARX
             2022        Holdings Inc.
November
Page 3    9, 2022 Page 3
FirstName LastName
Notes to Unaudited Condensed Consolidated Financial Statements
1. Summary of significant accounting policies
(b) Reorganization, page F-66

7. We note your response to prior comment 3. Please clarify in your disclosure that the temporary transfers to third parties that were returned to you did not include the equity interests that led you to deconsolidate Hubei Dongjun Automotive Electronic Technology
         Co., LTD and Suzhou Photon-Matrix Optoelectronics Technology Co. Ltd. You may contact Kathryn Jacobson, Senior Staff Accountant, at
202-551-3365 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Shu Du